Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Inspired Entertainment, Inc and Subsidiaries on Form S-3 of our report dated March 30, 2020, with respect to our audits of the consolidated financial statements of Inspired Entertainment, Inc and Subsidiaries as of December 31, 2019 and September 30, 2018 and for the year ended December 31, 2019, the three months ended December 31, 2018 and for the year ended September 30, 2018 appearing in the Annual Report on Form 10-K of Inspired Entertainment, Inc and Subsidiaries for the year ended March 30, 2020. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

February 12, 2021